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Women-led
Ethiopic Co

Ethiopian cafe and restaurant

1515  1519 W Baltimore St
Baltmore, MD
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Early Investor Bonus: The investment multiple is increased to 1.7  for the next $15,000 invested.
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THE PITCH
Ethiopic Co is seeking investment to expand to a second location in Baltimore, MD.
Renovating LocationAdding A Location
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OUR STORY

We opened our first location in Washington, DC in 2010. We invested $30,000 into the restaurant and did most of the work ourselves to become fully operational. We did so well that we were able to make $200,000 in profit in our first year. Eleven years of successfully running our first restaurant has taught us so many life lessons and that you can do so much with so little. Here are a few of our accomplishments:

Best of DC Winner - Multiple years
Featured on Travel Network/food Network
Published as a Michelin Guide's Point of View
Secured a Wells Fargo ad for "Small is Big" campaign
Secured an American Express ad for "Shop Small" campaign
Open Table's Diners choice award winner 2020
Multiple features on Washington post 2010-present
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LOCATION

Ethiopic's second location will be on W Baltimore Street in Baltimore, MD. In 2017 we purchased these three vacant buildings and completed renovations in 2019. This project is important because it has already transformed, energized, and created an upbeat excitement within the neighborhood.

We will fill a big void in the community as there aren't any other sit-down restaurants in the area
Strong community support for a new business concept and job opportunities for locals.
The mixed-use building will have 6 rental apartments above.
We plan to manipulate our location by Union Square to our utmost advantage. Both tax incentives and high traffic due to the Medical school and proximity to the downtown will give us an edge as a new business.
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TARGET MARKET

We can loosely be described as a quick-service Café house and Restaurant where customers grab a morning coffee, work on their computer, have a meeting and have dinner at night. The open space with original historic features and hand-crafted menu is our main selling point. The mixed-use development of the building will complete the café concept, restaurant and the six-unit rental apartments will also bring in more revenue to reinvest in the company.

We will hold true to its vision of being a new concept with an old-fashioned feel in order to become a favorite spot for MD natives. We aim to become a destination for the thousands of medical students, tourist both American and foreign, who visit MD every year. As the W. Baltimore Street fills up with new businesses over the next few years Ethiopic Co will receive an added boost of increased traffic. Therefore, we are aggressively planning for a 50% increase in sales the second year of business.

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THE TEAM

Meseret Bekele

Owner and manager

11 plus years in the restaurant field. Our team is made of up of prior consultants, HR experts and MBA graduates. Our historic building went through a major renovation and ready to be transformed to an exotic establishment.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Space build out $23,500

Mainvest Compensation $1,500

Total $25,000

Financial Forecasts

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $557,000 | $612,700 | $655,589 | $688,368 | $709,019 |
| Cost of Goods Sold | $75,270 | $82,797 | $88,592 | $93,021 | $95,811 |
| Gross Profit | $481,730 | $529,903 | $566,997 | $595,347 | $613,208 |

EXPENSES

| | | | | | |
|---|---|---|---|---|---|
| Rent | $18,000 | $18,450 | $18,911 | $19,383 | $19,867 |
| Utilities | $14,400 | $14,760 | $15,129 | $15,507 | $15,894 |
| Salaries | $120,000 | $132,000 | $141,240 | $148,301 | $152,750 |
| Insurance | $8,400 | $8,610 | $8,825 | $9,045 | $9,271 |
| Equipment Lease | $21,600 | $22,140 | $22,693 | $23,260 | $23,841 |
| Repairs & Maintenance | $13,200 | $13,530 | $13,868 | $14,214 | $14,569 |
| Operating Profit | $286,130 | $320,413 | $346,331 | $365,637 | $377,016 |

This information is provided by Ethiopic Co. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Ethiopic Co Busniess plan -2.docx

Investment Round Status

Target Raise $25,000

Maximum Raise $150,000

Amount Invested $0

Investors 0

Investment Round Ends June 25, 2021

Summary of Terms

Legal Business Name Ethiopic, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $15,000 invested

1.7×

Investment Multiple 1.6×
Business's Revenue Share 1.5%-9%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Financial Condition
No operating history

Ethiopic was established in August of 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Ethiopic's fundraising. However, Ethiopic may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Ethiopic to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Ethiopic operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Ethiopic competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Ethiopic's core business or the inability to compete successfully against the with other competitors could negatively affect Ethiopic's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Ethiopic's management or vote on and/or influence any managerial decisions regarding Ethiopic. Furthermore, if the founders or other key personnel of Ethiopic were to leave Ethiopic or become unable to work, Ethiopic (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Ethiopic and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Ethiopic is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

## The Company Might Need More Capital

Ethiopic might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Ethiopic is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

## Changes in Economic Conditions Could Hurt Ethiopic

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Ethiopic's financial performance or ability to continue to operate. In the event Ethiopic ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

## No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Ethiopic nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

## Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

## Lack of Ongoing Information

Ethiopic will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Ethiopic is allowed to stop providing annual information in certain circumstances.

## Uninsured Losses

Although Ethiopic will carry some insurance, Ethiopic may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Ethiopic could incur an uninsured loss that could damage its business.

## Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Ethiopic's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

## Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Ethiopic's management will coincide: you both want Ethiopic to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Ethiopic to act conservative to make sure they are best equipped to repay the Note obligations, while Ethiopic might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

## Future Investors Might Have Superior Rights

If Ethiopic needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

## The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material

outside relationships with Ethiopic or management), which is responsible for monitoring Ethiopic's compliance with the law. Ethiopic will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Ethiopic is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Ethiopic fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Ethiopic, and the revenue of Ethiopic can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Ethiopic to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Ethiopic is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Ethiopic is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Changes in Economic Conditions Could Hurt Ethiopic Restaurant

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Ethiopic Restaurant's financial performance or ability to continue to operate. In the event Ethiopic Restaurant ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

This is a preview. It will become public when you start accepting investment.
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